

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2012

<u>Via E-mail</u>
Rene Arbic
Chief Executive Officer
Hipso Multimedia, Inc.
550 Chemin du Golf, Suite 202
Ile de Soeurs, Quebec
H3E 1A8 Canada

      **Re: Hipso Multimedia, Inc.
            Preliminary Information Statement on Schedule 14C
            Filed December 16, 2011
            File No. 000-54491**

Dear Mr. Arbic:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Kathleen Krebs, for

                              Larry Spirgel
                              Assistant Director

cc: <u>Via E-mail</u>
        Richard Rubin, Esq.